                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation
                                                     Commission File No. 0-26298

Power Point Presentation
Peregrine/Harbinger Transaction
Monday, May 1, 2000

                                  PEREGRINE

                                S Y S T E M S

                              PRGN/HRBC MERGER
                              ANALYST BRIEFING

                                                      APRIL/MAY 2000

DISCLAIMER

     THE FOREGOING PRESENTATION CONTAINS "FORWARD-LOOKING" STATEMENTS ABOUT
THE EXPECTATIONS, BELIEFS, PLANS, INTENTIONS AND STRATEGIES OF BOTH PEREGRINE AND HARBINGER AND, ASSUMING THE MERGER IS COMPLETED, THE COMBINED COMPANIES. THE ABILITY OF EITHER PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES TO ACHIEVE THEIR PLANNED BUSINESS OBJECTIVES INVOLVE MANY RISKS AND
UNCERTAINTIES. FORWARD-LOOKING STATEMENTS RELATING TO EXPECTATIONS ABOUT
FUTURE EVENTS OR RESULTS ARE BASED UPON INFORMATION AVAILABLE TO PEREGRINE
AND HARBINGER AS OF TODAY'S DATE. NEITHER PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES ASSUME ANY OBLIGATION TO UPDATE ANY OF THESE STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF THE FUTURE PERFORMANCE OF EITHER PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES. THE ACTUAL RESULTS OF PEREGRINE, HARBINGER, OR THE COMBINED COMPANIES COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THE COMPANIES' ABILITY TO COMPLETE THE TRANSACTION AND, IF COMPLETED, THEIR ABILITY TO INTEGRATE PEREGRINE'S AND HARBINGER'S RESPECTIVE BUSINESS.
IN ADDITION, BOTH PEREGRINE AND HARBINGER HAVE MADE NUMEROUS PRIOR ACQUISITIONS, MAY MAKE FUTURE ACQUISITIONS, AND FACE ADDITIONAL RISKS ASSOCIATED WITH THE INTEGRATION OF THESE ACQUISITIONS. THE REVENUES AND EARNINGS OF BOTH PEREGRINE AND HARBINGER ARE, AND THE REVENUES AND EARNINGS
OF THE COMBINED COMPANIES WILL BE, SUBJECT TO A NUMBER OF FACTORS THAT MAKE ESTIMATION OF ITS FUTURE OPERATING RESULTS EXTREMELY UNCERTAIN. THESE FACTORS INCLUDE COMPETITION; INCREASED COMPETITION DUE TO EACH PARTY'S EXPANDED
PRODUCT OFFERINGS; RISKS ASSOCIATED WITH THE EVOLVING AND VARYING DEMAND FOR EACH COMPANY'S SOFTWARE PRODUCTS; THE ABILITY OF PEREGRINE, HARBINGER, AND
THE COMBINED COMPANIES TO EXPAND THEIR OPERATIONS; ACCEPTANCE OF E-MAIL AND
THE INTERNET AS A COMMUNICATION MEDIUM; LITIGATION, INCLUDING LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS; AND GENERAL ECONOMIC FACTORS. THE RISKS ASSOCIATED WITH PEREGRINE'S BUSINESS ARE DISCUSSED IN PEREGRINE'S ANNUAL
REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999, WHICH WAS FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION IN JUNE 1999, AND IN PEREGRINE'S SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC. IN ADDITION, FACTORS AFFECTING HARBINGER'S BUSINESS ARE CONTAINED IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SEC ON MARCH
30, 2000. YOU ARE ENCOURAGED TO READ THIS INFORMATION CAREFULLY.

     ADDITIONAL INFORMATION AND WHERE TO FIND IT: IN CONNECTION WITH THE PROPOSED MERGER, PEREGRINE EXPECTS TO FILE A PROXY STATEMENT AND REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC, AND HARBINGER EXPECTS TO FILE A PROXY STATEMENT WITH THE SEC. WE EXPECT THAT HARBINGER AND PEREGRINE WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF HARBINGER AND PEREGRINE CONTAINING ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT HARBINGER, PEREGRINE, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE PROPOSED MERGER, THEIR INTERESTS IN THE PROPOSED MERGER, AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS, WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, AS WELL AS EACH COMPANY'S OTHER SEC FILINGS, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, AND EACH COMPANY'S OTHER SEC FILINGS, MAY ALSO BE OBTAINED FROM THE RESPECTIVE COMPANIES. FREE COPIES OF HARBINGER'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF HARBINGER'S WEBSITE AT HTTP://WWW.HARBINGER.COM OR BY MAILING OR TELEPHONING HARBINGER CORPORATION, 1277 LENOX PARK BOULEVARD, ATLANTA, GEORGIA 30319, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (404)467-3000. FREE COPIES OF PEREGRINE'S FILINGS MAY BE OBTAINED BY ACCESSING ITS WEB SITE AT HTTP://WWW.PEREGRINE.COM OR BY MAILING OR TELEPHONING PEREGRINE SYSTEMS, INC., 12670 HIGH BLUFF DRIVE, SAN DIEGO, CALIFORNIA 92130, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
(858)481-5000.

     YOU MAY ALSO READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY HARBINGER OR PEREGRINE AT THE SEC PUBLIC REFERENCE ROOMS AT 450
FIFTY STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER
PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS.

     PARTICIPANTS IN SOLICITATION: HARBINGER, ITS DIRECTORS, EXECUTIVE OFFICERS, AND OTHER MEMBERS OF HARBINGER'S MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM HARBINGER STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING HARBINGER'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN ITS CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON APRIL 5, 2000. IN ADDITION, PEREGRINE, ITS DIRECTORS, EXECUTIVE OFFICERS, AND OTHER MEMBERS OF PEREGRINE'S MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM PEREGRINE STOCKHOLDERS IN FAVOR OF THE ISSUANCE OF PEREGRINE COMMON STOCK IN THE MERGER. INFORMATION CONCERNING PEREGRINE'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN ITS PRESS RELEASE ANNOUNCING THE EXECUTION OF THE MERGER AGREEMENT. THIS PRESS RELEASE WAS FILED WITH THE SEC UNDER RULE 425 ON APRIL 6, 2000.


           [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

ANNOUNCEMENT SUMMARY


-    APRIL 5 - PEREGRINE SYSTEMS TO ACQUIRE HARBINGER

-    STOCK FOR STOCK - .75 PEREGRINE : 1 HARBINGER

-    ESTIMATE 36MM PEREGRINE SHARES

-    PURCHASE ACCOUNTING/TAX-FREE REORGANIZATION

-    APPROVED BY BOTH BOARDS

-    SUBJECT TO APPROVAL BY SHAREHOLDERS, REGULATORY AND CLOSING CONDITIONS

-    TARGET CLOSE - SUMMER 2000


           [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

PREGRINE SYSTEMS

     *  Infrastructure Resource Management (IRM)




[6 GRAPHICS titled as follows: "Service Center," "Asset Center," "Faculty Center," "Fleet Anywhere," "Knowlex," and "InfraCenter for Workgroups"]

     *  To Manage Asset Lifecycles Across the Enterprise


         - - - Establish and Monitor Service Level Agreements - - -

                Purchase
                --------
    Decide        Lease        Install       Monitor     Manage     Recycle
      to          -----                         &        through    -------
     Add       Take from                    Maintain     Change      Retire
                 Stock
               ----------

      - - - Measure Current and Historic Total Cost of Ownership - - -

         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

HARBINGER...                                               [HARBINGER.NET LOGO]

     -    COMMERCIAL DUTY INFRASTRUCTURE
          -  1 MILLION TRANSACTIONS/DAY
          -  6,000 XML CUSTOMERS
          -  ??? MILLION RATIONALIZED CATALOG ITEMS
          -  MULTIPLE PROTOCOLS; MULTIPLE STANDARDS
          -  ROBUST, REDUNDANT, MULTI DATA-CENTER OPERATIONS

     -    REVENUE FORECAST FY 2000--$190M
          -  $150 M IN DATA TRANSFORMATION REVENUE
             - 60% IP-BASED; TARGET 100% BY 2001
             - 1,500 BUYER HUBS; 40,000 SUPPLIERS
          -  $40M IN B2B GROWTH INITIATIVES
             - BUYER/SELLER COMMUNITIES - 30 TO DATE
             - CREATION OF e-MARKETPLACES - E.G., ePURCHASE.NET,
               GROCERYLINK.NET
             - CATALOG DATA MANAGEMENT
             - ASP DELIVERY OF B2B NETWORK SERVICES



         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

MARKET OPPORTUNITY:
CUSTOMERS NEED A MORE COMPLETE SOLUTION

 ... COMBINE ASSET & INFRASTRUCTURE MANAGEMENT

 ... WITH e-PROCUREMENT (GET.RESOURCES!)

 ... ADD e-COMMERCE INFRASTRUCTURE TO INTEGRATE ALL TRANSACTIONS ELECTRONICALLY

 ... PLUS, OPEN ACCESS TO MULTIPLE BUYER/SUPPLIER e-MARKETPLACES

 ... AND YOU GET END-TO-END INTEGRATED e-BUSINESS SOLUTIONS THAT WORK!


         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

THE DIFFICULTY IN 1999


                                  [GRAPHIC]

                Buyer                                  Supplier

                Buyer                                  Supplier

                Buyer                                  Supplier

                Buyer                                  Shipper

                Buyer                                   Payment
                                                       Authority

            [each word or phrase on the left and right appears
              inside an oval. Ovals on the left are connected
               to multiple ovals on the right and vice versa]


         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

THE RESPONSE IN 1999



                                  [GRAPHIC]


                Buyer                                  Supplier

                Buyer                                  Supplier

                                e-Marketplace
                Buyer                                  Supplier

                Buyer                                  Shipper

                Buyer                                   Payment
                                                       Authority

            [each word or phrase on the left and right appears
             in an oval. The word "e-Market Place" appears on a
              six sided shape. The words in the left are all
              connected by arrows to "e-Market Place," as are
                 all the words and phrases on the right]


         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

          SEPARATING MYTH FROM HYPE

              - e-COMMERCE IS MORE COMPLEX THAN SOME SAY
                 - ONE e-MARKETPLACE IS INADEQUATE
                 - EDI IS TOO COMPLEX, TOO OLD
                 - XML IS NOT A ROBUST, MATURE STANDARD
                 - SUPPLIERS ARE NOT ENGAGING

              - MARKETPLACE TECHNOLOGIES ARE EVOLVING
                 - CATALOG RATIONALIZATION IS BEING PERFORMED AND WORKING
                 - e-MARKETPLACES ARE LINKING BUYERS AND SUPPLIERS
                 - REAL-TIME, END-TO-END e-BUSINESS TRANSACTIONS ARE HERE

              - e-PROCUREMENT IS MOVING SLOWLY
                 - ARIBA HAS 79 CUSTOMERS AFTER 3-1/2 YEARS
                 - COMMERCE ONE IS PROCESSING 10,000s OF TRANSACTIONS
                 - CATALOG RATIONALIZATION TAKES TIME, EFFORT

              - e-PROCUREMENT DOES NOT MEET BROAD REQUIREMENTS
                 - SELECTION BASED ON PRICE NOT TOTAL-COST
                 - NO ASSET MANAGEMENT INTEGRATION
                 - LIMITED ACCESS OUTSIDE THEIR NETWORK
                 - LITTLE INTEGRATION WITH EXISTING e-COMMERCE PLATFORMS


         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                  DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

B2B COMPONENTS

   Peregrine Systems &
   Harbinger create
   an end-to-end
   B2B solution


                                     [GRAPH]


                                 Trading Exchanges

                                - Aggregation
                                - Integration
                                - Transaction Mgt.
                                - Additional Services

             Buy-Side                                      Sell-Side
            Get Rsources!                                  Harbinger
        - Intuitive Interface                           - Publish Catalog Data
        - Standards Selection                           - Normalize Data
        - Approval Process                              - Receive Orders
        - Purchase/Lease/take from stock                - Shipping Notices
        - Receiving/Installation                        - Invoices


               [Each of "Trading Exchanges," "Buy Side Get.Resources!" and
                    "Sell-Side Harbinger" appears in a shaded column.
                        Each Column is connected to the other two by
                              arrows creating a triangle.]




         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                   DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

BUT CUSTOMERS REQUIRE
ACCESS TO "n" e-MARKETPLACES



                                        [GRAPH]

                                                         Firewall/Supplier 1

                 Firewall/Trading Exchange 1/Firewall
                                                         Firewall/Supplier 2

Buyer/Firewall   Firewall/Trading Exchange 2/Firewall
                                                         Firewall/Supplier 3

                 Firewall/Trading Exchange 3/Firewall
                                                         Firewall/Supplier 4

         Creating a much
           more complex
           set of B2B
           requirements


         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

AND CUSTOMERS NEED
BACKWARD B2B COMPATIBILITY


      - GLOBAL 2000 ENTERPRISES ADD NEW TECHNOLOGIES INCREMENTALLY

      - NEED TO LEVERAGE EXISTING INVESTMENTS

      - INTEGRATE WITH EXISTING BUSINESS PROCESSES

      - CUSTOMERS NEED HELP SHIFTING TO NEW TECHNOLOGIES WHEN THE NEW TECHNOLOGIES ARE INDUSTRIAL STRENGTH



         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO] e-BUSINESS:
MORE THAN JUST e-PROCUREMENT


                          INFRASTRUCTURE LIFECYCLE MANAGEMENT
                          WITH EMPLOYEE SELF SERVICE



                                        [GRAPH]



           Get.           Get.           Get.           Get.           Get.
           Resource!      Service!       Revenues!      Help!          Assets!

           ACQUIRE        INSTALL        MOVE/CHANGE    MAINTAIN       RETIRE

                              - - - - Get.Answers! - - - -



         [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

EXPANDING IM AND ESS FOR B2B



                                        [GRAPH]


                        [Graphic appearing on previous slide now points to a column on the left containing the following words from top to bottom:
                        "Trading Exchanges," "e-Marketplaces,"
                            "Suppliers," and "Harbinger."]


                             e-Commerce Infrastucture
                                 and open access
                                 e-Marketplaces


        [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

CONVERGING STRATEGIES:
MEET EXPANDING CUSTOMER REQUIREMENTS


                                    [GRAPH]


          Peregrine                   1997                Harbinger
          Asset Management                                 EDI Van

          IT Infrastructure                               e-Catalog
            Management                                     EDI/IP


          Total Infrasture            1998                 ASP, XML,
            Management                                     HL Abs
                                                           harbinger.net


          Employee Self Service       1999                 Portals, Exchanges
                  &                                        Marketplace, BCI
            e-Procurement         - - 2000 - -

          Intra-enterprise                                 Inter-enterprise

                           e-Infrasture for e-Business

        [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

PEREGRINE SYSTEMS & HARBINGER
MERGER ENABLES A BETTER SOLUTION

    - COMPLETE e-BUSINESS SOLUTIONS WON'T BE ACHIEVED THROUGH TECHNOLOGY PARTNERSHIPS ALONE.
       - NUMEROUS COMPETING XML STANDARDS
       - RAPIDLY EVOLVING:
          - MARKETPLACE TECHNOLOGY
          - SUPPLIER CONNECTIVITY
          - CATALOG STANDARDS
       - NUMEROUS PLAYERS; CONSOLIDATION INEVITABLE

    - COMPLETE PACKAGE OF SOFTWARE, SERVICES AND CONTENT DEVELOPMENT REDUCES CUSTOMER'S RISK, SPEEDS IMPLEMENTATION

    - REALITY REQUIRES LEVERAGING EXISTING e-COMMERCE INVESTMENTS

    - CUSTOMERS REQUESTING SIGNIFICANT HELP WITH MIGRATION TO NEW
      TECHNOLOGIES

    - TRAINING IS A HUGE REQUIREMENT


        [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

PEREGRINE SYSTEMS & HARBINGER

  TOGETHER . . .

          WE MANAGE THE CLICKS AND THE BRICKS

                                . . . THAT MAKE e-BUSINESS WORK


              - We manage the lifecycle of every resource an enterprise uses to achieve its business mission

              - We enable employee self service to improve productivity
                internal and external to the enterprise

              - We manage the e-Infrastructure of e-Business

              - We enable enterprises, suppliers and customers to create collaborative e-Business



                           [Graph of Spinning Globe]







        [HARBINGER LOGO] COMPANY CONFIDENTIAL. NOT FOR EXTERNAL
                 DISTRIBUTION IN ANY FORM. [PEREGRINE LOGO]

                                                         [Harbinger LOGO]


                                     PEREGRINE

                                   S Y S T E M S



                                QUESTIONS & ANSWERS


[Peregrine LOGO]

                               * * * * * * * * * *

This document is being filed pursuant to Rule 425 under the Securities act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This document does not constitute an offer of sale of securities. Shareholders of Peregrine and other investors are urged to read the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by Peregrine in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the website of the U.S. Securities and Exchange Commission (the "SEC") at www.sec.gov and from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, Ca 92130, Attention: Investor Relations, Telephone: (858) 481-5000.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Harbinger and Peregrine expect to mail a joint proxy statement/prospectus to stockholders of Harbinger and Peregrine containing information about the merger. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available. The registration statement and the joint proxy statement/prospectus will contain important information about Harbinger, Peregrine, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, CA 92130, Attention: Investor Relations, telephone: (858) 481-5000.

In addition to the registration statement and the joint proxy statement/prospectus, Peregrine and Harbinger file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Peregrine or Harbinger at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Harbinger's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a current report on Form 8-K filed by Harbinger on April 5, 2000.

           INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed acquisition, Peregrine will solicit proxies from its stockholders to approve the issuance of shares of its Common Stock in connection with the acquisition. Peregrine is required to obtain stockholder approval of the issuance in order to comply with the rules of the Nasdaq Stock Market.

Officers and directors of Peregrine may participate in the solicitation. The members of Peregrine's Board of Directors are John J. Moores, Stephen P. Gardner, David A. Farley, Christopher A. Cole, Richard A. Hosley II, Charles E. Noell III, Norris van den Berg, and Thomas G. Watrous, Sr. Mr. Moores is the Chairman of our Board of Directors. Mr. Gardner also serves as our President and Chief Executive Officer, and Mr. Farley also serves as our Senior Vice President, Finance and Administration, and Chief Financial Officer. Other officers of Peregrine who may participate in the solicitation of proxies are Matthew C. Gless, our Vice President, Finance, and Chief Accounting Officer; William G. Holsten, our Senior Vice President, Worldwide Professional Services; Frederic B. Luddy, our Vice President, Research and Development; Douglas S. Powanda, our Executive Vice President, Worldwide Operations;

Steven S. Spitzer, our Vice President, Channel Sales; Richard T. Nelson, our Vice President, Corporate Development; and Eric Deller, our Vice President and General Counsel.

More information about our officers and directors is contained in the proxy statement for our 1999 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the year ended December 31, 1998. Both of these documents have been filed with the SEC and are available at the SEC's website, WWW.SEC.GOV, at the SEC's office and by contacting our investor relations department.

                    BENEFITS OF MERGER TO HARBINGER OFFICERS

         Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the SEC and is available at the SEC's website, www.SEC.gov, at the SEC's offices, or by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Corporation, 1277 Lenox Park Boulevard, Atlanta, GA 30319, Attention: InvestorRelations, telephone:
(404) 467-3000.